UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07007583

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 2007 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 EAST GALBRAITH ROAD SUITE 102
(No. and Street)

CINCINNATI (City) OHIO (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRANCE L. HORAN (513) 745-0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

2200 CHEMED CENTER, 255 EAST FIFTH STREET, CINCINNATI, OHIO 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terence L. Horan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horan Securities Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

VIRGINIA A. MEADOR
Notary Public, State of Ohio
My Commission Expires 02-20-11

Signature

President
Title

Virginia A. Meador
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND AUDIT REPORT

December 31, 2006

HORAN SECURITIES, INC.

CONTENTS

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, LLC
Chemed Center - Suite 2200
255 East Fifth Street
Cincinnati, Ohio 45202
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of Horan Securities, Inc. as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. The statement of financial condition of Horan Securities, Inc. as of December 31, 2005, was audited by other auditors whose report, dated February 3, 2006, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 statement of financial condition referred to above presents fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Joseph Decosimo and Company, LLC

Cincinnati, Ohio
February 26, 2007

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and cash equivalents	$ 367,057	$ 182,787
Commissions receivable	108,626	93,396
Prepayments	23,571	28,429
Equipment and furniture, net of accumulated depreciation of $65,211 for 2006 and $48,837 for 2005	33,647	39,291
Other assets	20,363	11,588
TOTAL ASSETS	$ 553,264	$ 355,491
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 19,316	$ 19,966
Accrued expenses	242,594	195,836
Total current liabilities	261,910	215,802
LONG-TERM DEBT	240,000	-
STOCKHOLDERS' EQUITY		
Common stock, no par value, 850 shares authorized, 75 shares issued	750	750
Additional paid-in capital	292,250	292,250
Accumulated deficit	(241,646)	(153,311)
Total stockholders' equity	51,354	139,689
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 553,264	$ 355,491

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio limited liability company, operates as a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in ten states, primarily in the Midwest and Florida. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's offices are located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed balance sheet amounts due to outstanding checks.

COMMISSIONS RECEIVABLE - Receivables represent commissions due on trades of mutual fund investments and annuities. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary.

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided using the straight-line method over the estimated useful lives of the depreciable assets.

INCOME TAXES - Recognition is given to the income tax effects of timing differences in reporting transactions for financial and tax purposes. The principal differences result from the use for tax purposes of accelerated depreciation methods and various temporary differences. Deferred income taxes are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - LONG-TERM DEBT

During August 2006, the Company entered into a subordinated loan agreement for equity capital in the amount of $240,000 with its majority stockholder. Under the provisions of 17 CFR240.15c3-d, which require that the NASD review and find the subordination agreement acceptable, the NASD deemed the agreement to be acceptable effective September 15, 2006. Interest at 8% is payable at times determined by the lender and the Company. The note matures September 2010.

NOTE 3 - LEASE COMMITMENTS

Horan Associates, Inc., which is owned by the majority stockholder of Horan Securities, Inc., provides certain administrative support and office facilities for the Company. The companies have agreed to allocate expenses based on various business factors. The Company has a verbal agreement to assume responsibility for its portion of the noncancellable operating lease for office space which expires August 31, 2015. The Company's share of the future minimum operating lease payments as of December 31, 2006, are as follows:

Year ending	
December 31, 2007	$ 95,656
December 31, 2008	95,656
December 31, 2009	97,278
December 31, 2010	100,523
December 31, 2011	100,523
Thereafter	487,347
	$ 976,983

NOTE 4 - INCOME TAXES

The provision for income taxes consist of the following:

	2006	2005
Current	$ -	$ -
Deferred	-	300
	$ -	$ 300

The components of deferred taxes included in the statements of financial condition are as follows:

	2006	2005
Deferred tax assets		
Net operating loss carryforward	$ **26,800**	$ 13,600
Depreciation and amortization	**100**	100
Contributions carryforward	**2,600**	1,600
Net deferred tax asset before valuation allowance	**29,500**	15,300
Valuation allowance	**(29,200)**	(15,000)
Net deferred tax asset included in other assets	$ **300**	$ 300

The Company has net operating losses available to reduce future federal taxable income of $178,000, which will expire in 2023 through 2026.

The tax provision differs from amounts that would be calculated by applying federal statutory rates to income before income taxes due to state income taxes and nondeductible expenses.

NOTE 5 - PROFIT SHARING PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees which allows for both employee and Company contributions at the discretion of the board of directors. Company contributions were $115,559 and $80,664 for 2006 and 2005, respectively.

NOTE 6 - COMMITMENTS

During November 2003, the Company entered into a consulting agreement with a stockholder and former employee. Under the terms of the agreement, the Company is contingently liable to pay the former employee a percentage of certain commissions collected during 2007. The Company has estimated this remaining contingent liability will approximate $30,000 at December 31, 2006.

NOTE 7 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital requirement was $25,000 as of December 31, 2006 and 2005, and its defined net capital and net capital ratio were $183,821 and 0.82 to 1 at December 31, 2006 and $60,079 and 3.59 to 1 at December 31, 2005.

Liabilities subordinated to claims of creditors were $240,000 and $-0- as of December 31, 2006 and 2005, respectively.

END